UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
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                                                        SEC FILE NUMBER

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                                                         CUSIP NUMBER

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(Check One):
[X]Form 10-K   [ ]Form 20-F  [ ]Form 11-K   [ ]Form 10-Q  [ ]Form N-SAR

                   For Period Ended:  March 31, 2005
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                   [  ] Transition Report on Form 10-K
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q
                   [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
ARKONA, INC.
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Full Name of Registrant

Sundog Technologies, Inc.
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Former Name if Applicable

10542 South Jordan Gateway
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Address of Principal Executive Office (Street and Number)

South Jordan, Utah  84095
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City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)    The subject annual report,  semi-annual report,  transition report
 [X] on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The filing deadline for the Annual Report on Form 10-KSB for the fiscal year ended March 31, 2005 (the "2005 10-KSB") for Arkona, Inc. (the "Company") was June 29, 2005. The Company is unable to file Form 10-KSB on a timely basis without unreasonable effort or expense because a new Chief Financial Officer, Leland H. Boardman (the "CFO") was appointed shortly following the end of the fiscal year ended March 31, 2005. The CFO has worked diligently and with all reasonable effort and expense to review books and records, prepare financial statement, implement internal and external review processes test results and comply with all auditor requests. However, in light of the CFO's prior absence of familiarity with the Company, the CFO has been unable to complete all documents and processes necessary to finalize the financial statements . As a result, the Company cannot complete and file its 2005 10-KSB on June 29, 2005 without unreasonable effort and expense. The Company estimates that it will be able to file its 2005 within 15 days of the initial due date.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Bryan T. Allen, Esq.            801                   257-7963
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             (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Arkona, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    June 30, 2005     By    /s/ Leland H. Boardman
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                                Chief Financial Officer


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